October 3, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Division of Corporation Finance
Disclosure Review Program

Re:	Teladoc Health, Inc.
Definitive Proxy Statement on Schedule 14A
Filed May 26, 2022
File No: 001-37477

Dear Mr. Dunham and Ms. Ravitz:

Set forth below is the response of Teladoc Health, Inc. (“Teladoc Health”, the “Company” or “we”) to the comments contained in the letter dated September 20, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission. For your convenience, the Staff’s comments are reproduced in bold type below and are followed by the Company’s response thereto.

Definitive Proxy Statement on Schedule 14A filed May 26, 2022

General

1.	Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

Response: In the Company’s future Proxy Statements, we will expand our discussion of the reasons that we believe that our leadership structure is appropriate, addressing our specific characteristics or circumstances. We will address the circumstances under which we would consider having the Chairman of the Board and CEO roles filled by a single individual, when stockholders would be notified of any such change, and whether we will seek prior input from stockholders.

2.	Please expand upon the role that your Chair plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Chair may:

•	represent the board in communications with shareholders and other stakeholders;
•	require board consideration of, and/or override your CEO on, any risk matters; or
•	provide input on design of the board itself.

Response: In the Company’s future Proxy Statements, we will expand upon the role our Chairman of the Board plays in the leadership of the Board. We will enhance our future proxy disclosure to address whether or not our Chairman of the Board may: represent the Board in communications with stockholders and other stakeholders; require Board consideration of, and/or override our CEO on, any risk matters; or provide input on design of the Board itself.

3.	Please expand upon how your board administers its risk oversight function. For example, please disclose:

•	whether and why your board elected to retain direct oversight responsibility for certain risks rather than assign oversight to a board committee;
•	the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
•	whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
•	how the board interacts with management to address existing risks and identify significant emerging risks; and
•	how your risk oversight process aligns with your disclosure controls and procedures.

Response: In the Company’s future Proxy Statements, we will expand upon how our Board administers its risk oversight function. We will disclose: whether and why our Board elected to retain direct oversight responsibility for certain risks rather than assign oversight to a Board committee; the timeframe over which we evaluate risks (e.g., short-term, intermediate-term, or long-term) and how we apply different oversight standards based upon the immediacy of the risk assessed; whether we consult with outside advisors and experts to anticipate future threats and trends, and how often we re-assess your risk environment; how the Board interacts with management to address existing risks and identify significant emerging risks; and how our risk oversight process aligns with our disclosure controls and procedures.

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Kindly direct any questions you may have to Mala Murthy at (203) 987-6957. Any additional comments may be sent via email to Adam Vandervoort at avandervoort@teladochealth.com. Thank you.

Very truly yours,

/s/ Jason Gorevic

Jason Gorevic
Chief Executive Officer
TELADOC HEALTH, INC.

cc:	Mala Murthy of Teladoc Health, Inc.
Richard Napolitano of Teladoc Health, Inc.
Adam C. Vandervoort of Teladoc Health, Inc.